Exhibit 1

 4600 WEST ROOSEVELT RD.              Contacts:  Brad Samson/Terri Sorrentino
 HILLSIDE, IL  60162                             Wallace 708/871-6525
 T 708.449.8600  F 708.871.7510



             WALLACE NEWS RELEASE

             FOR IMMEDIATE RELEASE




                            Wallace Sets Annual Meeting Date


          Hillside, Ill., July 30, 1996 -- The Board of Directors of Wallace Computer Services, Inc. (WCS:NYSE) today announced that it has set the annual meeting of shareholders for Wednesday, November 6, 1996.

          Wallace Computer Services, Inc. is one of the nation's largest manufacturers and distributors of information management products, services and solutions. Founded in Chicago in 1908, Wallace is headquartered in Hillside, Illinois with manufacturing, distribution and sales facilities throughout the United States.












          INFORMATION MANAGEMENT  Products. Services. Solutions.